Exhibit 99.2

MINGTENG INTERNATIONAL CORPORATION INC.
No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders
on December 15, 2025 at 11:00 A.M., China Standard Time
(December 14, 2025, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Mr. Yingkai Xu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of MINGTENG INTERNATIONAL CORPORATION INC. which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” each of the resolutions in Items 1, 2, and 3.

Item 1	As an ordinary resolution, to (A) to approve one or more share consolidations of the Company’s issued and unissued Class A ordinary shares of par value of US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value of US$0.00001 each (the “Class B Ordinary Shares”) at a ratio of not less than two (2)-for-one (1) and not more than four-thousand (4,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio shall not exceed four-thousand (4,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations, (B) to authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share or and Class B Ordinary Share, and (C) to authorize the Board to, its sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidations and do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).

☐ For	☐ Against	☐ Abstain

Item 2

Subject to and conditional upon the effectiveness of a Share Consolidation as approved under Proposal  One, as a special resolution, (i) to amend and restate the currently effective memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Third ARMA”) to reflect the Share Consolidation effected pursuant to Proposal  One, (ii) to authorize the Board that, upon the determination of the final consolidation ratio by the Board within the Range approved in Proposal One, to make such amendments to the share capital clause of the then effective memorandum and articles of association of the Company, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board; and (iii) to authorize the Company’s registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Third ARMA with the Registrar of Companies in the Cayman Islands accordingly and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

☐ For	☐ Against	☐ Abstain

Item 3	As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One and Proposal Two.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.	Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).

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